SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/001-87

NIRE 35.300.314.441

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON NOVEMBER 30, 2016

I. DATE, TIME AND PLACE: On November 30, 2016, at 02:00p.m. hours, on Praça Comte. Linneu Gomes, S/N, Portaria 3 – at the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”), in the Capital of São Paulo State, Jardim Aeroporto, CEP 04626-020. II. ATTENDANCE: Shareholders representing the total of voting capital stock attended the meeting, as per the signatures appearing in the Shareholders’ Attendance Register. III. CHAIRMANSHIP OF THE MEETING: Constantino de Oliveira Junior – Chairman; Richard Freeman Lark Jr. – Secretary. IV. CALL NOTICE: Call Notice published under the terms of §1 of article 124 of Law nº 6.404, dated December, 15, 1976 (“Corporations Act”), in the issues of 14, 16 and 17 of November, 2016 in Valor Econômico newspaper (“VE”), respectively on pages B8, A10 and B11 of each mentioned issue of VE, and in the issues of 12, 17 and 18 of november, 2016 in the State of São Paulo Official Gazette (“DOESP”), respectively on pages 14, 21 and 15 of each mentioned issue of DOESP. V. AGENDA: Having in consideration the resignation of Mr. Henrique Constantino and Richard Freeman Lark Jr. from the offices of members of the Board of Directors, to which they had been elected by the General Shareholders’ Meeting of the Company held on April 29, 2016, to pass a resolution for establishing the number of members of the Board of Directors and, following, to elect three new members to compose the Board of Directors, in compliance with the Company’s Bylaws. VI. RESOLUTIONS ADOPTED: After the necessary explanations were provided, and after detailed analysis of the documents pertaining to the matters included in the agenda, it was approved by unanimous vote of the shareholders attending the meeting to set at (9) the number of members of the Board of Directors of the Company and, following, under the terms of article 13 of the company’s Bylaws, to elect the new members to the Board of Directors of the Company, for a term of office to start as from this date until the General Shareholders’ Meeting that will approve the election of the members of the Board of Directors, to be held in 2017: (i) ANDRÉ BÉLA JÁNSZKY, Brazilian, married, lawyer, bearer of Identity Card RG nº 38.409.140-4, issued by SSP/SP, enrolled with the CPF/MF Individual Taxpayer Registry under nº 346.695.188-79; (ii) ANNA LUIZA SERWY CONSTANTINO, Brazilian, single, businesswomen, bearer of Identity Card RG nº 2.527.902, issued by SSP/RJ, enrolled with the CPF/MF under nº 340.447.788-09; and (iii) FRANCIS JAMES LEAHY MEANEY, american, married, economist, bearer of National Register of Foreigners nº V218988-N, enrolled with the CPF/MF under nº 054.404.117-80, all of them domiciled at Praça Comandante Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, CEP 04626-020, in the city of São Paulo, State of São Paulo. The Directors André Béla Jánszky and Francis James Leahy Meaney are Independent Directors of the Company, under the terms of the provisions in item 5.3 of the Corporate Governance Differentiated Practices Regulation – Level II of BM&FBOVESPA. The Directors now elected declared, in accordance with the provisions in Article 37, item II of Law no. 8934/94 and in Article 147, paragraphs 1 and 2, of the Corporations Act, not to have been charged for any crime provided for in the Law or included in the legal restrictions which would prevent them from exercising business activities. There has been no appointment of a member to the Board of Directors under the terms of Article 141 and paragraphs thereof of the Corporations Act. VII. MINUTES AND PUBLICATIONS: By unanimous vote of the shareholders attending the meeting, the minutes of this Extraordinary Shareholders’ Meeting were authorized to be drawn-up in summary form, as set forth in §1 of article 130 of the Corporations Act. Further, by unanimous vote of the shareholders attending the meeting, the proposal for publication of these minutes by omitting the signatures of the shareholders was approved, in compliance with §2 of the same law. VIII. APPROVAL AND SIGNING OF THE MINUTES: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by the Chairman and by the Secretary of the meeting. IX. ATTENDING SHAREHOLDERS: FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES VOLLUTO, CONSTANTINO DE OLIVEIRA JUNIOR, HENRIQUE CONSTANTINO, JOAQUIM CONSTANTINO NETO, RICARDO CONSTANTINO, ANTONIO KANDIR, CALIFORNIA PUBLICS EMPLOYEES’ RETIREMENT SYSTEM, CITY OF NEW YORK GROUP TRUST, FIRST TRUST EMERGING MARKETS SMALL CAP ALPHADEX FUND, NORGES BANK, PARAMETRIC EMERGING MARKETS FUND, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL-WORLD EX-US SMALL-CAP, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX,  VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, E VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS. These presents are a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, November 30, 2016.

_____________________________	_____________________________
Constantino de Oliveira Junior Chairman	Richard Freeman Lark Jr. Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.